                              EXHIBIT "A"





                                      FOR:   Biovail Corporation International
                              APPROVED BY:   Eugene Melnyk
                                             Chairman of the Board
                                             Bob Podruzny
                                             President
                                             (416) 285-6000

FOR IMMEDIATE RELEASE:

             - BIOVAIL CONFIRMS CHAIRMAN SHARE PURCHASES -


TORONTO, Canada, January 15, 1998 - Biovail Corporation International (NYSE,
TSE: BVF) today confirmed that Eugene Melnyk, Chairman of the Board, has filed an amended 13-D reflecting the open market purchase of 122,000 Biovail common shares with personal funds and the exercise of 810,000 stock options for a total purchase of 932,000 shares.

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.